MAIL STOP 05-11

      March 15, 2005


Mr. Peter P. Smetek, Jr.
Chief Executive Officer
Larrea Biosciences Corporation
400-55 Water Street
Vancouver, British Columbia V6B1A1
Canada


Re:	Larrea Biosciences Corporation
      File Number 000-50281
      Form 10-QSB/A filed 02/17/05
      Form 8-K/A filed 12/17/04
      Form 8-K filed 09/21/04
      Form 10-QSB filed 09/20/04
      Form 10-KSB/A filed 08/30/04
	Form 8-K filed 04/09/04


Dear Mr. Smetek:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

Form 10-KSB for the year ended April 30, 2004

Item 8. Changes in and Disagreements with Accountants on
Accounting
and Financial Disclosure

1. We noted the Company changed accountants on June 21, 2004 from Anderson Accounting to LDMB Advisors, Inc. Upon review of Form 8-K filed February 3, 2004, we noted a change of accountants from Sellers
& Andersen LLC to Madsen and Associates. Please file a Form 8-K disclosing the change of accountants from Madsen and Associates to Anderson Accounting.

2. Please file Form 8-K to disclose the change of accountants to LDMB
Advisors, Inc., with particular attention to requirements under Item
4.01 and Exhibit 16.

Form 8-K filed April 9, 2004

3. Please file the pre-merger financial statements of Global
Botanics
International, Inc. for the periods required by Item 310(c) of Regulation S-B in an amendment to Form 8-K. Note these financial statements were to be filed within 75 days after the acquisition. See Item 9.01 of Form 8-K.

Form 10-QSB for the quarter ended July 31, 2004

Item 2. Changes in Securities

4. Please explain supplementally the purpose of the following disclosure: "Dave you need to give me the following details re:
the
cash raised."

Form 8-K filed September 21, 2004

5. Please amend this filing to include the pre-merger financial statements of LarreaRx, Inc. and other information prescribed by Items 310(c) and (d) of Regulation S-B or explain to us why such information is not required.

Form 10-QSB for the quarter ended October 31, 2004

Financial Statement Footnotes

6. Explain to us supplementally the basis for reporting the approximately $5.4 million in patents and revise to provide footnote disclosure of the related accounting policies. Refer to SAB Topic 5G and tell us whether the patents have been recorded at the historical cost basis to the company controlled by a director.

7. On August 31, 2004, the company issued 3,500,000 shares of common stock to the shareholders of Global Botanics, Inc. in exchange for all of the outstanding shares of Global. Prior to the transaction,
Sonic Media was a non-operating public shell corporation with nominal net assets. This transaction appears to be a capital transaction in substance, rather than a business combination. That is, the transaction is equivalent to the issuance of stock by a private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except no goodwill or other intangible asset should be recorded. Because Global is essentially the acquirer for accounting purposes, the accumulated deficit of the company after the transaction should equal the accumulated deficit of Global, adjusted for any transaction costs. The accumulated deficit of Sonic Media at the acquisition date should be eliminated with an offsetting entry to additional paid-in capital.
The financial statements for periods prior to the merger should be those of Global. Please revise the financial statements accordingly and provide appropriate footnote disclosure describing the transaction and the related accounting treatment.

8. Based on the guidance in SAB Topic 5G and paragraph D12 of SFAS 141, it appears the acquisition of LarreaRx, Inc. in September
2004
should be valued at historical cost basis. Please revise the financial statements and footnotes as necessary.

9. Please revise the disclosure in Note 4, Stock Transactions to clarify the number of options exercised and corresponding shares issued, if any.

10. Please revise the footnotes to include related party disclosures surrounding the $92,394 in advances from related parties presented on the balance sheet. Refer to SFAS 57, Related Party Disclosures for guidance.

11. Please revise the footnotes to include the terms and conditions
(e.g. interest rate, balance outstanding at October 31, 2004) of the line of credit provided by A&S Holdings Management.

12. We noted the statement of stockholders` equity and statement of cash flows presented 2,701,640 shares, valued at $1,458,886, issued as consideration for LarreaRx. Note 1 discloses the acquisition of
LarreaRx during the period for 2,892,271 shares. Please explain and revise, if necessary.

13. We noted a working capital deficit of $1,688,389 at October
31,
2004 disclosed in Note 1. Please provide a supplemental schedule showing the calculation of this amount based on balance sheet amounts presented.

14. Please revise the footnotes to disclose the nature and circumstances surrounding the deferred income tax liability of $1,697,537 presented on the balance sheet.

15. Please revise the footnotes to disclose the nature and circumstances surrounding the $200,000 loss on debt settlement presented on the income statement. Explain to us supplementally management`s basis for the accounting treatment. Extinguishment transactions between related entities may be capital transactions. See note 1 to paragraph 20 of APB Opinion No. 26.

Management`s Discussion and Analysis or Plan of Operation

16. Please expand the discussion of Critical Accounting Policies to include the Company`s revenue recognition policies. This discussion should address each of the four criteria described in SAB 104. Disclose significant contract terms and conditions, including any customer acceptance provisions and other post-delivery obligations and the related accounting policies.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:
* the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please make appropriate revisions in response to these comments. Please furnish a cover letter with your revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. These revisions and the letter should be filed on EDGAR no later than March 23, 2005. Please understand that we may have additional comments after reviewing your revisions and responses to our comments.

      You may contact Brian K. Bhandari at (202) 824-5696 or
Terence
O`Brien at (202) 942-1855 if you have questions regarding comments on the financial statements and related matters.


						Sincerely,


						Tia Jenkins
						Senior Assistant Chief Accountant
						Office of Emerging Growth Companies
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